PRICING SUPPLEMENT No. 6
to Prospectus Supplement dated August 20, 2003
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

                                  $30,125,000
                         LEHMAN BROTHERS HOLDINGS INC.
                          MEDIUM-TERM NOTES, SERIES G
                       0.25% Notes Due January 13, 2011
         Performance Linked to a Basket of Two Pharmaceutical Stocks

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series G, this pricing supplement and the accompanying prospectus supplement, dated August 20, 2003 (the "prospectus supplement") should also be read with the accompanying prospectus supplement, dated June 14, 2001 (the "MTN prospectus supplement") and the accompanying prospectus dated June 14, 2001 (the "base prospectus"). Terms used here have the meanings given them in the prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o Reference equity: An equal-dollar weighted basket of common stocks of the following two companies: Merck & Co. Inc. and Pfizer Inc. These companies are not involved in this offering and have no obligation with respect to the notes.

o Stated maturity date: January 13, 2011, subject to postponement if a market disruption event occurs on the valuation date.

o Valuation date: January 6, 2011, subject to postponement if a market disruption event occurs.

o    Interest rate: 0.25% per annum.

o Interest payment dates: January 13 and July 13 of each year, beginning on July 13, 2004.

o Interest payment record dates: 15 calendar days prior to each interest payment date.

o Threshold value: $104.50, which represents 104.50% of $100.00. $100.00 is the initial level of the basket.

o    Earliest redemption date: January 6, 2007.

o    Redemption notice period: 30 calendar days.

o    Optional repurchase notice period: Eight business days.

o    Determination period: Five business days.

o Multiplier: The initial multiplier for the Merck common stock is 1.048768 and for the Pfizer common stock is 1.369863. In addition to adjustments to the multiplier described in the prospectus supplement, the applicable multiplier is subject to adjustment if either Merck or Pfizer changes the per share amount of dividends it pays on its common stock.

o Additional adjustments to multiplier: If the amount of any quarterly dividend that Merck pays on its common stock is less than $0.37 per share (the amount of the quarterly dividend per share most recently paid by Merck), or that Pfizer pays on its common stock is less than $0.17 per share (the amount of the quarterly dividend per share most recently paid by Pfizer), including if the applicable company fails to declare or make a quarterly dividend payment on its common stock, the multiplier used in determining the settlement value will be reduced, thereby potentially decreasing the amount you may receive upon maturity or upon repurchase or redemption. If the amount of any such quarterly dividend is more than $0.37 per share for Merck or $0.17 per share for Pfizer, the multiplier will be increased, thereby potentially increasing the amount you may receive upon maturity or upon repurchase or redemption. See "Additional Adjustments to the Multiplier" on page PS-2 of this pricing supplement.

o    Stock settlement option: No.

o    Listing: The notes will not be listed on any exchange.

     Investing in the notes involves risks. Risk Factors begin on page SS-7 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ----------------------

                                                      Per Note         Total
                                                      --------         -----
Public offering price................................  100.00%     $30,125,000
Underwriting discount................................    0.25%      $75,312.50
Proceeds to Lehman Brothers Holdings.................   99.75%  $30,049,687.50

                            ----------------------

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional $4,518,750 aggregate principal amount of notes on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about January 13, 2004.

                            ----------------------

                               LEHMAN BROTHERS
January 6, 2004

                   ADDITIONAL ADJUSTMENTS TO THE MULTIPLIERS

The initial multiplier for the Merck common stock is 1.048768 and for the Pfizer common stock is 1.369863. In addition to adjustments to the multiplier described in the prospectus supplement, the applicable multiplier is subject to adjustment as described below if either Merck or Pfizer changes the per share amount of dividends it pays on its common stock.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of the applicable common stock are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from Merck or Pfizer, as the case may be, and the amount of the dividend is less than $0.37 per share of Merck common stock (the amount of the quarterly dividend per share of common stock most recently paid by Merck prior to the date of this pricing supplement) or $0.17 per share of Pfizer common stock (the amount of the quarterly dividend per share of common stock most recently paid by Pfizer prior to the date of this pricing supplement), including if the applicable company fails to declare or make a quarterly dividend payment on its common stock (as determined by the calculation agent in its sole and absolute discretion), the applicable multiplier shall be reduced, effective at the close of business on the business day immediately preceding the ex-dividend date for the applicable dividend (such business day, the "effective adjustment date"), so that the new multiplier equals the product of the then current multiplier and:

                       1 - base dividend - new dividend
                           ----------------------------
                                 closing price

Any such downward adjustment to the multiplier may decrease the amount you receive upon maturity or upon repurchase or redemption. In no event, however, will the multiplier be reduced to less than zero. The "base dividend" shall be $0.37 for Merck and $0.17 for Pfizer, the amount of the quarterly dividend per share of common stock most recently paid by the applicable company prior to the date of this pricing supplement, subject to adjustment in the event of certain events effecting the applicable common stock, such as stock splits, reverse stock splits or reclassifications. The "new dividend" shall be the dividend per share of Merck common stock or Pfizer common stock, as the case may be, which may be zero, giving rise to the adjustment. The "closing price" shall be the per share closing price of Merck common stock or Pfizer common stock, as the case may be, on the effective adjustment date for the applicable dividend giving rise to the adjustment. If the calculation agent determines in its sole and absolute discretion that Merck or Pfizer has failed to declare or make a quarterly dividend payment, the effective adjustment date for adjusting the multiplier will be the first business day immediately following the 18th day of each January, April, July or October and the valuation date, as applicable, in the case of Merck, and the 28th day of each March, June, September or December and the valuation date, as applicable, in the case of Pfizer.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of the applicable common stock are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from Merck or Pfizer, as the case may be, and the amount of such dividend is more than $0.37 per share of Merck common stock or $0.17 per share of Pfizer common stock, the applicable multiplier shall be increased, effective at the close of business on the effective adjustment date, so that the new multiplier equals the product of the then current multiplier and:

                       1 + new dividend - base dividend
                           ----------------------------
                                 closing price

Any such upward adjustment to the multiplier may increase the amount you receive upon maturity or upon repurchase or redemption. The adjustments to the multiplier discussed above are in addition to any other adjustments that may be made to the multiplier for the reasons described in the prospectus supplement under "Description of the Notes--Adjustments to multipliers and to securities included in the calculation of the settlement value."

You may call Lehman Brothers Inc. at 212-526-0905 to obtain the current value of the multipliers.

                    EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are two examples of hypothetical alternative redemption amount calculations:

Example 1. Assuming the closing level of the basket is $80.00:

Alternative redemption amount per $1,000 note =

                       $80.00
    $1,000     x   --------------   =   $765.55
                       $104.50

As a result, on the maturity date or upon redemption, you would receive $1,000, plus accrued but unpaid interest, per $1,000 note because $1,000 is greater than $765.55. If you require Lehman Brothers Holdings to repurchase your notes, you would only receive $765.55, plus accrued but unpaid interest, per $1,000 note.

Example 2. Assuming the closing level of the basket is $140.00:

Alternative redemption amount per $1,000 note =

                      $140.00
    $1,000     x   --------------   =   $1,339.71
                      $104.50

As a result, on the maturity date or upon redemption, you would receive $1,339.71, plus accrued but unpaid interest, per $1,000 note because $1,339.71 is greater than $1,000. If you require Lehman Brothers Holdings to repurchase your notes, you would also receive $1,339.71, plus accrued but unpaid interest, per $1,000 note.

To the extent the actual settlement value differs from the levels assumed above, the results indicated above would be different.


                   SUPPLEMENTAL USE OF PROCEEDS AND HEDGING

An amount equal to approximately 72% of the proceeds to be received by Lehman Brothers Holdings from the sale of the notes has been or will be used by Lehman Brothers Holdings or one or more of its subsidiaries before and immediately following the initial offering of the notes to acquire common stocks included in the index.

                                  THE BASKET

The two common stocks comprising the basket

The basket will represent an equal-dollar weighted portfolio of the two common stocks in the basket. The level of the basket will increase or decrease by the performance of the common stocks that make up the basket. The two common stocks in the basket, the exchange on which each trades, their stock symbols, their approximate market values, their starting stock prices, the initial multiplier for each common stock and the starting value for each stock are as follows:

                                                                    Market
                                                                Capitalization                 Initial
                                                                     as of                    Multiplier
                                                        Stock      January 6,     Starting     (Number     Starting
Issuer of the Common Stock                Exchange      Symbol        2004       Stock Price  of Shares)     Value
--------------------------                --------      ------        ----       -----------  ----------     -----
Merck & Co. Inc....................         NYSE         MRK      $106,076,730    $ 47.675     1.048768      $ 50
Pfizer Inc.........................         NYSE         PFE       278,550,590       36.50     1.369863        50

Information in the table above was obtained from Bloomberg, L.P.

Lehman Brothers Holdings has obtained the following information from the respective companies' reports filed with the SEC:

     Merck & Co., Inc.

Merck is a global research-driven pharmaceutical products and services company that discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health, directly and through its joint ventures, primarily through Merck Pharmaceutical and provides pharmacy benefit management services through its wholly owned subsidiary, Medco Health Solutions, Inc.

o Merck Pharmaceutical: Products consist of therapeutic and preventive agents, sold by prescription, for the treatment and prevention of human disorders.

o Medco Health Solutions, Inc.: Includes sales of non-Merck products and pharmacy benefit services, principally sales of prescription drugs through managed prescription drug programs, as well as services provided through programs to help its clients control the cost and enhance the quality of the prescription drug benefits to their members.

     Pfizer Inc.

Pfizer is a research-based, global pharmaceutical company. Pfizer discovers, develops, manufactures and markets leading prescription medicines for humans and animals as well as many of the world's best-known over-the-counter products.

Pfizer operates in two business segments, Pharmaceutical and Consumer
Products:

o Pharmaceutical: Prescription pharmaceuticals for the treatment of cardiovascular diseases, infectious diseases, central nervous system disorders, diabetes, arthritis, urogenital conditions, allergies and other disorders; products for livestock and companion animals; and the manufacture of empty soft-gelatin capsules.

o Consumer Products: Self-medications for oral care, upper respiratory health, eye care, skin care, gastrointestinal health and other products.

Each company's common stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 6 of the base prospectus. In addition, information regarding the companies may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. Lehman Brothers Holdings makes no representation or warranty as to the accuracy or completeness of those reports.

Historical information about the common stocks included in the basket

The following table presents the high and low closing prices for each of the common stocks included in the basket, as reported on The New York Stock Exchange during each fiscal quarter in 2001, 2002, 2003 and 2004 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2001, 2002, 2003 and 2004 (through the date of this pricing supplement).

These prices are not indications of future performance. Lehman Brothers Holdings cannot assure you that the prices of these common stocks included in the basket will increase enough so that the alternative redemption amount will be greater than $1,000. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.


All information in the table that follows was obtained from Bloomberg L.P.

                               Merck & Co. Inc.

                                                  High       Low     Period End
                                                  ----       ---     ----------
2001
   First Quarter...............................  $88.02     $64.32     $71.84
   Second Quarter..............................   76.52      60.49      60.49
   Third Quarter...............................   67.41      57.73      63.03
   Fourth Quarter..............................   66.21      54.11      55.65

2002
   First Quarter...............................  $60.92     $53.91     $54.50
   Second Quarter..............................   55.08      46.42      47.93
   Third Quarter...............................   50.92      36.96      43.26
   Fourth Quarter..............................   57.08      41.77      53.58

2003
   First Quarter ..............................  $56.67     $48.05     $51.85
   Second Quarter..............................   59.85      51.83      57.31
   Third Quarter...............................   58.58      49.76      50.62
   Fourth Quarter..............................   51.16      40.60      46.20

2004
   First Quarter (through the date of this
     pricing supplement).......................  $48.00     $47.05     $47.77


                                  Pfizer Inc.

                                                  High       Low     Period End
                                                  ----       ---     ----------
2001
   First Quarter...............................  $46.13     $35.67     $40.95
   Second Quarter..............................   44.87      38.95      40.05
   Third Quarter...............................   41.75      35.80      40.10
   Fourth Quarter..............................   43.90      39.44      39.85

2002
   First Quarter...............................  $42.15     $39.40     $39.74
   Second Quarter..............................   40.11      33.43      35.00
   Third Quarter...............................   34.92      25.92      29.02
   Fourth Quarter..............................   33.87      28.30      30.57

2003
   First Quarter ..............................  $32.00     $28.56     $31.16
   Second Quarter..............................   36.18      30.37      34.15
   Third Quarter...............................   34.65      29.55      30.38
   Fourth Quarter..............................   35.33      30.56      35.33

2004
   First Quarter (through the date of this
     pricing supplement).......................  $36.50     $35.55     $36.48

Hypothetical returns

The table below illustrates, for a range of hypothetical closing levels of the basket, calculated on the valuation date:

o    the hypothetical alternative redemption amount per $1,000 note;

o the percentage change from the principal amount to the hypothetical alternative redemption amount;

o    the hypothetical total amount payable per $1,000 note without interest;

o    the hypothetical total rate of return without interest;

o    the hypothetical annualized pre-tax rate of return without interest;

o    the hypothetical total rate of return including interest; and

o    the hypothetical annualized pre-tax rate of return including interest.


                                Percentage     Hypothetical
                                 change of     total amount                                              Hypothetical
                               hypothetical     payable at                  Hypothetical                  annualized
 Hypothetical   Hypothetical    alternative       stated      Hypothetical   annualized    Hypothetical    pre-tax
closing level   alternative     redemption     maturity per    total rate   pre-tax rate    total rate     rate of
of the basket    redemption     amount over     $1,000 note    of return      of return     of return       return
    on the       amount per    the principal     (without       (without      (without        (with         (with
valuation date  $1,000 note       amount         interest)     interest)      interest)     interest)      interest)
--------------  -----------       ------         ---------     ---------      ---------     ---------      ---------
$   20.00       $  191.39        -80.86%       $ 1,000.00         0.00%         0.00%          1.75%        0.25%
    40.00          382.78        -61.72          1,000.00         0.00          0.00           1.75         0.25
    80.00          765.55        -23.44          1,000.00         0.00          0.00           1.75         0.25
   100.00          956.94         -4.31          1,000.00         0.00          0.00           1.75         0.25
   104.50        1,000.00          0.00          1,000.00         0.00          0.00           1.75         0.25
   120.00        1,148.33         14.83          1,148.33        14.83          2.00          16.58         2.22
   140.00        1,339.71         33.97          1,339.71        33.97          4.27          35.72         4.46
   160.00        1,531.10         53.11          1,531.10        53.11          6.27          54.86         6.45
   200.00        1,913.88         91.39          1,913.88        91.39          9.72          93.14         9.86

----------------
For purposes of this table, it is assumed that neither of the companies changes the amount of quarterly dividends that it pays on its common stock during the term of the notes.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual closing level of the basket could be lower or higher than those reflected in the table.

The table above only provides hypothetical return information with regard to notes held to maturity. It is not applicable in the case of notes repurchased or redeemed prior to the stated maturity date.

You should compare the features of the notes to other available investments before deciding to purchase the notes. Due to the uncertainty as to whether the alternative redemption amount, at stated maturity or in connection with a repurchase or redemption, will be greater than $1,000 per $1,000 note or whether the notes will be redeemed prior to the stated maturity date, the return on investment with respect to the notes may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others and available through Lehman Brothers Inc. You should reach an investment decision only after carefully considering the suitability of the notes in light of your particular circumstances.

          SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the actual interest payments on the notes and estimates the amount and timing of contingent payments on the notes. Lehman Brothers Holdings has determined that the comparable yield is an annual rate of 4.38%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 note is $1.25 semi-annually and $1,335.34 due at maturity, which includes the final interest payment. Lehman Brothers Holdings agrees and, by purchasing a note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings' determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by us and the projected payments set forth in the projected payment schedule prepared by us in determining your interest accruals, and the adjustments thereto, in respect of the notes. See "United States Federal Income Tax Consequences" in the accompanying prospectus supplement.


                       SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc., the agent, as principal, and the agent has agreed to purchase, all of the notes at the price indicated on the cover of this pricing supplement.

The agent will offer the notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by the agent.

Lehman Brothers Holdings has granted to the underwriter an option to purchase, at any time within 13 days of the original issuance of the notes, up to $4,518,750 additional aggregate principal amount of notes solely to cover over-allotments. To the extent that the option is exercised, the underwriter will be committed, subject to certain conditions, to purchase the additional notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be approximately $34,643,750, $86,609 and $34,557,141, respectively.

Lehman Brothers Holdings expects to deliver the notes against payment on or about the date specified in the second to last paragraph of the cover page of this pricing supplement, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the notes on the date of this pricing supplement, it will be required, by virtue of the fact that the notes initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

                                  $30,125,000


                         LEHMAN BROTHERS HOLDINGS INC.
                          MEDIUM-TERM NOTES, SERIES G


                        0.25 Notes Due January 13, 2011
          Performance Linked to a Basket of Two Pharmaceutical Stocks


                            ----------------------


                              PRICING SUPPLEMENT
                                JANUARY 6, 2004

                       (INCLUDING PROSPECTUS SUPPLEMENT
                            DATED AUGUST 20, 2003,

                             PROSPECTUS SUPPLEMENT
                            DATED JUNE 14, 2001 AND

                                  PROSPECTUS
                             DATED JUNE 14, 2001)

                            ----------------------


                                LEHMAN BROTHERS